Exhibit 99.2

FORM OF

LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

DELCATH SYSTEMS, INC.

Subscription Rights to Purchase Common Stock Offered Pursuant to Subscription Rights Distributed to

Stockholders of Delcath Systems, Inc.

, 2018

Dear Stockholder:

This letter is being distributed by Delcath Systems, Inc. (the “Company”) to all holders of shares of its common stock, $0.01 par value per share (the “Common Stock”), and to all holder of its warrants (the “Warrants”) on August 3, 2018, in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase shares of Common Stock. The Subscription Rights and Common Stock are described in the prospectus dated [ ], 2018 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing Subscription Rights to subscribe for up to $50 million in Common Stock on the terms and subject to the conditions described in the Prospectus. Each subscription right will entitle the holder to purchase one share of Common Stock, which we refer to as the basic subscription right, at a subscription price per share equal to $1.75 (“Subscription Price”). In the event that holders exercise Subscription Rights for in excess of $10 million (not including the Over-Subscription Privilege), the amount subscribed for by each person will be proportionally reduced, based on the amount subscribed for by each person (not including any Over-Subscription Privilege subscribed for).

The Subscription Rights may be exercised at any time during the subscription period, which commences on August 7, 2018 and ends at 5:00 PM Eastern Time, on August 28, 2018, unless extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”).

As described in the Prospectus, on the Record Date, holders will receive one Subscription Right for each share of Common Stock and for each share of Common Stock into which the Preferred Stock of the Holder could be converted, evidenced by non-transferable Subscription Rights statements (the “Subscription Rights Certificates”). Each Subscription Right entitles the holder to purchase one share of Common Stock at the Subscription Price (the “Basic Subscription Right”).

Holders who fully exercise their Basic Subscription Right will be entitled to subscribe for additional Common Stock that remain unsubscribed as a result of any unexercised Basic Subscription Right (the “Over-Subscription Privilege”). If sufficient shares of Common Stock are available, all Over-Subscription Privilege requests will be honored in full. If Over-Subscription Privilege requests for shares of Common Stock exceed the remaining shares of Common Stock available, the remaining shares of Common Stock will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock owned or could be owned upon conversion of Preferred Stock on the Record Date by all holders exercising the Over-Subscription Privilege. If this pro rata allocation results in any holders receiving a greater number of shares of Common Stock than the holder subscribed for, then such holder will be allocated only the number of shares of Common Stock for which the holder oversubscribed, and the remaining shares of Common Stock will be allocated among all holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all shares of Common Stock have been allocated.

The Company will not issue fractional shares. Any excess subscription payment received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the expiration of the Offering.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Subscription Rights Certificate

3.	Instructions As to Use of Subscription Rights Certificates

4.	A return envelope, addressed to Securities Transfer Corporation (the “Subscription Agent”)

Your prompt attention is requested. To exercise your Subscription Rights, you should deliver the properly completed and signed Subscription Rights Certificate, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and Over-Subscription Privilege, if applicable, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Rights Certificate and full payment of the Subscription Price, including final clearance of funds, prior to the Expiration Date.

You cannot revoke the exercise of your Subscription Right. Subscription Rights not exercised at or prior to 5:00 PM Eastern Time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO THE INFORMATION AGENT, D.F. KING & CO. INC., AT BANKS AND BROKERS CALL: (212) 269-5550, ALL OTHERS CALL TOLL-FREE: (877) 732-3612, EMAIL: DCTH@DFKING.COM.